NEWCASTLE DISTRIBUTORS, LLC

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2015

ASSETS

ASSETS		
Cash	$	3,378
Certificates of deposit		24,903
Accounts receivable		23,295
Prepaid expenses		3,332
TOTAL ASSETS		54,908

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accrued expenses		24,309
TOTAL LIABILITIES		24,309
Member's equity		30,599
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	54,908